March 1, 2007
New Rubicon Financing Increased to $15 million!
- Additional Funds to Carry Out Aggressive Exploration Creating One of North America’s Most Exciting Gold Companies -

Rubicon Minerals Corporation (AMEX-RBY TSX-RMX,) is pleased to announce that, pursuant to the terms of the recently announced agreement with former Goldcorp Inc. Chairman and CEO, Rob McEwen and Lexam Explorations Inc., (see news release dated February 26, 2007) Mr. McEwen has arranged for the private placement financing in Rubicon to be increased to its maximum amount of $15 million. Mr. McEwen will be subscribing for $10 million with the additional $5.0 million coming from third party investors. The financing will be at the previously agreed to price of $0.70 per unit. Each unit consists of one share of Rubicon and one-half of one warrant, with each whole warrant entitling the holder to purchase one share at $1.50 for a period of two years.

The funds will be used to aggressively explore the new Rubicon’s large land positions in North America’s premier gold districts: Red Lake, Ontario, Alaska’s Pogo District and northeastern Nevada, as the Company positions itself as one North America’s most exciting gold exploration companies.

“This is a great testament to the combination of these assets. The Company will have a strong treasury with approximately $25 million in cash and no debt. The new Rubicon will be North American focused, have large land positions within major gold districts, a strong balance sheet and senior listing on the American and Toronto Stock Exchanges. I believe the new Rubicon will become a “go to” Exploration Company for investors,” stated David Adamson President and CEO.

The closing of the proposed financing is subject to, among other things, Rubicon Board of Directors’ approval of a definitive agreement between Lexam Explorations, Rubicon and McEwen wholly-owned Evanachan Limited, the satisfactory completion of due diligence investigations and Rubicon shareholder approval.

The securities to be issued in the potential transactions have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

David Adamson
President & CEO

Forward Looking Statements
This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding the Company’s intention to potentially acquire mineral properties, statements with respect to a potential financing of units, and statements with respect to the Companies exploration programs, the Company’s expenditures on such exploration and the anticipated results of such exploration.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, failure to successfully negotiate or subsequently close such transactions, inability to obtain required shareholder or regulatory approvals, uncertainty with respect to findings under exploration programs and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the ability of management to successfully consummate the proposed transactions and implement the planned exploration. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For further information, contact Bill Cavalluzzo, Vice President-Investor Relations , Toll free: 1.866.365.4706 or by Email at:
E-mail: bcavalluzzo@rubiconminerals.com

Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

March 1, 2007
New Rubicon Financing Increased to $15 million!
- Additional Funds to Carry Out Aggressive Exploration Creating One of North America’s Most Exciting Gold Companies -

Rubicon Minerals Corporation (AMEX-RBY TSX-RMX,) is pleased to announce that, pursuant to the terms of the recently announced agreement with former Goldcorp Inc. Chairman and CEO, Rob McEwen and Lexam Explorations Inc., (see news release dated February 26, 2007) Mr. McEwen has arranged for the private placement financing in Rubicon to be increased to its maximum amount of $15 million. Mr. McEwen will be subscribing for $10 million with the additional $5.0 million coming from third party investors. The financing will be at the previously agreed to price of $0.70 per unit. Each unit consists of one share of Rubicon and one-half of one warrant, with each whole warrant entitling the holder to purchase one share at $1.50 for a period of two years.

The funds will be used to aggressively explore the new Rubicon’s large land positions in North America’s premier gold districts: Red Lake, Ontario, Alaska’s Pogo District and northeastern Nevada, as the Company positions itself as one North America’s most exciting gold exploration companies.

“This is a great testament to the combination of these assets. The Company will have a strong treasury with approximately $25 million in cash and no debt. The new Rubicon will be North American focused, have large land positions within major gold districts, a strong balance sheet and senior listing on the American and Toronto Stock Exchanges. I believe the new Rubicon will become a “go to” Exploration Company for investors,” stated David Adamson President and CEO.

The closing of the proposed financing is subject to, among other things, Rubicon Board of Directors’ approval of a definitive agreement between Lexam Explorations, Rubicon and McEwen wholly-owned Evanachan Limited, the satisfactory completion of due diligence investigations and Rubicon shareholder approval.

The securities to be issued in the potential transactions have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

David Adamson
President & CEO

Forward Looking Statements
This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding the Company’s intention to potentially acquire mineral properties, statements with respect to a potential financing of units, and statements with respect to the Companies exploration programs, the Company’s expenditures on such exploration and the anticipated results of such exploration.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, failure to successfully negotiate or subsequently close such transactions, inability to obtain required shareholder or regulatory approvals, uncertainty with respect to findings under exploration programs and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the ability of management to successfully consummate the proposed transactions and implement the planned exploration. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For further information, contact Bill Cavalluzzo, Vice President-Investor Relations , Toll free: 1.866.365.4706 or by Email at:
E-mail: bcavalluzzo@rubiconminerals.com

Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.